UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               MapInfo Corporation
                       (Name of Subject Company (issuer))

                           Magellan Acquisition Corp.
                          a wholly-owned subsidiary of
                                Pitney Bowes Inc.

    (Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.002 par value per share                        565105103
   (Title of Class of Securities)          (CUSIP Number of Class of Securities)


                           Michele Coleman Mayes, Esq.
                     Senior Vice President & General Counsel
                          Pitney Bowes, Inc., MSC 65-24
                                One Elmcroft Road
                             Stamford, CT 06926-0700
                            Telephone: (203) 351-7924
                     (Name, address and telephone numbers of
                    person authorized to receive notices and
                   communications on behalf of filing persons)

                                   Copies to:
                              Ronald R. Papa, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                             New York, NY 10036-8299
                            Telephone: (212) 969-3325

                            Calculation of Filing Fee

    -------------------------------------- -------------------------------
           Transaction valuation*               Amount of filing fee
               Not applicable                      Not applicable
    -------------------------------------- -------------------------------

*Set forth the amount on which the filing fee is calculated and state how it was determined.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:   ________________
                  Form or Registration No.: ________________

                  Filing Party:     _____________________________
                  Date Filed:       _____________________________

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         |X|      third-party tender offer subject to Rule 14d-1.
         |_|      issuer tender offer subject to Rule 13e-4.
         |_|      going-private transaction subject to Rule 13e-3.
         |_|      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|


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